Exhibit 2

2019 SECOND QUARTER RESULTS    Stock Listing Information NYSE (ADS) Ticker: CX Mexican Stock Exchange Ticker: CEMEXCPO Ratio of CEMEXCPO to CX = 10:1 Investor Relations In the United States: + 1 877 7CX NYSE In Mexico: + 52 (81) 8888 4292 E-Mail: ir@cemex.com

Operating and financial highlights

	January - June				Second Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Consolidated cement volume	31,272	34,230	(9%)		16,339	18,329	(11%)	
Consolidated ready-mix volume	24,914	25,671	(3%)		13,007	13,640	(5%)	
Consolidated aggregates volume	70,140	69,734	1%		36,947	37,483	(1%)	
Net sales	6,724	7,006	(4%)	(1%)	3,523	3,701	(5%)	(3%)
Gross profit	2,166	2,373	(9%)	(6%)	1,171	1,307	(10%)	(9%)
as % of net sales	32.2%	33.9%	(1.7pp)		33.2%	35.3%	(2.1pp)	
Operating earnings before other expenses, net	673	850	(21%)	(19%)	377	504	(25%)	(24%)
as % of net sales	10.0%	12.1%	(2.1pp)		10.7%	13.6%	(2.9pp)	
Controlling interest net income (loss)	193	396	(51%)		155	376	(59%)	
Operating EBITDA	1,205	1,360	(11%)	(10%)	644	762	(15%)	(14%)
as % of net sales	17.9%	19.4%	(1.5pp)		18.3%	20.6%	(2.3pp)	
Free cash flow after maintenance capital expenditures	(121)	43	N/A		217	241	(10%)	
Free cash flow	(205)	5	N/A		168	211	(20%)	
Total debt plus perpetual notes	11,492	12,063	(5%)		11,492	12,063	(5%)	
Earnings (loss) of continuing operations per ADS	0.05	0.25	(81%)		0.06	0.24	(75%)	
Fully diluted earnings (loss) of continuing operations per ADS [1]	0.05	0.27	(83%)		0.06	0.24	(75%)	
Average ADSs outstanding	1,533	1,541	(0%)		1,534	1,541	(0%)	
Employees	40,759	41,822	(3%)		40,759	41,822	(3%)	

This information does not include discontinued operations. Please see page 13 on this report for additional information.
Cement and aggregates volumes in thousands of metric tons. Ready-mix volumes in thousands of cubic meters.
In millions of U.S. dollars, except volumes, percentages, employees, and per-ADS amounts. Average ADSs outstanding are presented in millions.
Please refer to page 12 for end-of quarter CPO-equivalent units outstanding.
[1] For the period January-June 2019, the effect of the potential dilutive shares generates anti-dilution; therefore, there is no change between the reported basic and diluted gain per share.

Consolidated net sales in the second quarter of 2019 reached US$3.5 billion, representing a decrease of 5%, or 3% on a like-to-like basis for the ongoing operations and adjusting for foreign exchange fluctuations, compared with the second quarter of 2018. Higher prices for our products, in local-currency terms, in all our regions were more than offset by lower volumes in all of our regions except for ready mix and aggregates in the U.S.

Cost of sales as a percentage of net sales increased by 2.1pp during the second quarter of 2019 compared with the same period last year, from 64.7% to 66.8%. The increase was mainly driven by higher volumes of purchased cement and higher maintenance costs.

Operating expenses as a percentage of net sales increased by 0.8pp during the second quarter of 2019 compared with the same period in 2018, from 21.7% to 22.5%, reflecting higher selling and distribution expenses.

Operating EBITDA decreased 15% to US$644 million during the second quarter of 2019 compared with the same period last year or decreased 14% on a like-to-like basis for the ongoing operations and adjusting for foreign-exchange fluctuations. A higher contribution from our European region was more than offset by declines in the rest of our regions.

Operating EBITDA margin decreased by 2.3pp, from 20.6% in the second quarter of 2018 to 18.3% this quarter.

Gain (loss) on financial instruments for the quarter was a loss of US$2 million, resulting mainly from the derivatives related to the shares of GCC.

Other expenses, net, for the quarter were US$34 million, which includes severance payments and impairment of assets.

Foreign exchange results for the quarter was a loss of US$17 million, mainly due to the fluctuation of the Mexican peso versus the U.S. dollar.

Controlling interest net income (loss) was a gain of US$155 million in the second quarter of 2019, compared with a gain of US$376 million in the same quarter of 2018. This lower gain primarily reflects lower operating earnings, a loss in financial instruments, a negative variation in foreign exchange fluctuations and higher income tax, partially offset by lower financial expenses and a positive variation in discontinued operations.

Net debt plus perpetual notes decreased by US$185 million during the quarter.

2019 Second Quarter Results Page 2

Operating results

Mexico

	January - June				Second Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	1,459	1,668	(13%)	(12%)	752	868	(13%)	(14%)
Operating EBITDA	500	629	(21%)	(20%)	245	321	(24%)	(25%)
Operating EBITDA margin	34.3%	37.7%	(3.4pp)		32.5%	37.0%	(4.5pp)	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(16%)	(17%)	(15%)	(17%)	(12%)	(17%)
Price (USD)	2%	3%	2%	4%	2%	4%
Price (local currency)	3%	2%	4%	3%	3%	3%

In **Mexico**, daily volumes for domestic gray cement, ready mix and aggregates all declined by 15% during the second quarter of 2019, on a year-over-year basis. Domestic gray cement prices in local-currency terms increased by 2% during the quarter while both ready-mix and aggregates prices increased by 3%, on a year-over-year basis. Sequentially, daily volumes for domestic gray cement increased by 7% with a 1% decline in prices. Ready-mix daily volumes grew by 2% with flat prices, also on a sequential basis.

During the second quarter, the industrial-and-commercial sector was the driver for cement consumption during the quarter, stimulated by tourism-related investment and commercial activity. The residential sector was impacted by the slower-than-anticipated start of the new programs. Infrastructure activity has been affected by the termination of important projects last year and a slow start in the execution of this year's budget.

United States

	January - June				Second Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	1,910	1,844	4%	4%	1,032	989	4%	4%
Operating EBITDA	314	341	(8%)	(8%)	184	211	(12%)	(12%)
Operating EBITDA margin	16.4%	18.5%	(2.1pp)		17.9%	21.3%	(3.4pp)	

In millions of U.S. dollars, except percentages.

Year-over-year percentage variation	Domestic gray cement		Ready-mix		Aggregates	
	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(3%)	(3%)	2%	3%	7%	9%
Price (USD)	4%	4%	3%	3%	2%	3%
Price (local currency)	4%	4%	3%	3%	2%	3%

In the **United States**, our second quarter domestic gray cement volumes declined by 3%, while ready-mix and aggregates volumes increased by 3% and 9%, respectively, on a year-over-year basis. Our prices for domestic gray cement increased by 4% while those of ready-mix and aggregates both increased by 3%, on a year over year basis. Sequentially, both our domestic gray cement and aggregates prices increased by 3% during the quarter, while those of ready-mix increased by 1%.

During the second quarter, we continued to experience adverse weather in a significant part of our footprint. The infrastructure and industrial-and-commercial sectors were the principal drivers of demand during this period. The infrastructure sector has shown significant strength, with street-and-highway spending growing 18% year-to-date May, fueled by an increase in state-transportation funding initiatives, especially in our key states. During the first half of the year, the residential sector was affected by weather, labor shortages, and rising costs. Housing starts were flat during the second quarter year over year but improved sequentially from first to second quarter. In the industrial-and-commercial sector, construction spending is up 3% year-to-date May with growth in offices, lodging and manufacturing.

2019 Second Quarter Results Page 3

Operating results

South, Central America and the Caribbean

	January - June				Second Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	850	916	(7%)	(2%)	424	462	(8%)	(3%)
Operating EBITDA	195	220	(11%)	(7%)	93	112	(18%)	(14%)
Operating EBITDA margin	23.0%	24.0%	(1.0pp)		21.9%	24.3%	(2.4pp)	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(3%)	(4%)	(5%)	(5%)	(12%)	(11%)
Price (USD)	(4%)	(4%)	(7%)	(7%)	(4%)	(5%)
Price (local currency) (*)	2%	3%	(0%)	1%	4%	4%

In our **South, Central America and the Caribbean** region, our domestic gray cement, ready-mix and aggregates daily volumes declined by 2%, 3% and 9%, respectively, during the second quarter of 2019 on a year-over-year basis. Cement volumes increased in Colombia and El Salvador, while ready-mix volumes grew in Colombia and Puerto Rico.

In **Colombia**, during the second quarter, our domestic gray cement, ready-mix and aggregates daily volumes increased by 13%, 5% and 8%, respectively. The infrastructure sector continued its favorable performance during the quarter supported by 4G activity as well as several projects in Bogota. In the residential sector, improved demand from the informal and social-housing segments was offset by declines in the mid-to-high-income segment. Quarterly cement prices in local-currency-terms increased by 3% year over year and 2% sequentially.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

Europe

	January - June				Second Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	1,653	1,700	(3%)	4%	885	952	(7%)	(2%)
Operating EBITDA	203	168	21%	29%	144	131	10%	16%
Operating EBITDA margin	12.3%	9.9%	2.4pp		16.3%	13.7%	2.6pp	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(0%)	(9%)	2%	(4%)	5%	(1%)
Price (USD)	(1%)	1%	(2%)	0%	(3%)	(2%)
Price (local currency) (*)	5%	6%	5%	5%	3%	3%

In the **Europe** region, quarterly domestic gray cement volumes decreased by 9%, while ready-mix and aggregates volumes declined by 4% and 1%, respectively, compared with the same period last year on a like-to-like basis. For the first half of the year, cement volumes remained stable, while those of ready-mix and aggregates grew 2% and 5%, respectively, compared with the same period of 2018. During the first half of the year, cement volumes grew in Spain, Poland, and the Czech Republic, while ready-mix volumes grew in the United Kingdom, France, Spain, and Croatia.

Our quarterly performance mainly reflects fewer working days in the second quarter of this year compared with the same quarter last year; adverse weather conditions, especially in Poland, Germany and the United Kingdom; and demand brought forward to the first quarter given the unusually mild winter. The infrastructure and residential sectors continued to be the main demand drivers during the quarter, with large infrastructure projects in Germany, France and Poland; and growth in residential activity mainly in Spain.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 Second Quarter Results Page 4

Operating results

Asia, Middle East and Africa

	January - June				Second Quarter			
	2019	2018	% var	l-t-l % var	2019	2018	% var	l-t-l % var
Net sales	685	728	(6%)	(5%)	339	353	(4%)	(5%)
Operating EBITDA	107	123	(13%)	(12%)	54	57	(5%)	(6%)
Operating EBITDA margin	15.7%	16.9%	(1.2pp)		15.9%	16.1%	(0.2pp)	

In millions of U.S. dollars, except percentages.

	Domestic gray cement		Ready-mix		Aggregates	
Year-over-year percentage variation	January - June	Second Quarter	January - June	Second Quarter	January - June	Second Quarter
Volume	(14%)	(14%)	(5%)	(3%)	(6%)	(3%)
Price (USD)	10%	10%	(1%)	1%	1%	4%
Price (local currency) (*)	9%	7%	1%	1%	4%	4%

Our domestic gray cement volumes in the **Asia, Middle East and Africa** region decreased by 14% during the second quarter, on a year-over-year basis. Ready-mix and aggregates volumes both declined by 3%, compared with the second quarter of 2018.

In the **Philippines**, our domestic gray cement daily volumes grew 3% during the quarter on a year-over-year basis. During the period there was a slowdown in construction activity related to the delay in the approval of the national budget as well as mid-term elections held in May. Cement volumes in the quarter were supported mainly by growth in the industrial-and-commercial sector driven by continued activity from business-process-outsourcing firms and offshore-gaming operations.

In **Egypt**, our domestic gray cement volumes declined by 28% during the second quarter on a year-over-year basis, mainly due to difficult supply-demand conditions, a decline in cement consumption and a high base of comparison in the same quarter of last year, in which we temporarily sold additional volumes to lower Egypt.

In **Israel**, during the second quarter, our ready-mix volumes grew 3%, while our aggregates volumes increased 1%, on a year-over-year basis. The industrial-and-commercial sector was the main driver of demand for this quarter.

(*) Calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 Second Quarter Results Page 5

Operating EBITDA and free cash flow 971558572500      January—JuneSecond Quarter 20192018% var20192018% var Operating earnings before other expenses, net673850(21%)377504(25%) + Depreciation and operating amortization532509 268257 Operating EBITDA1,2051,360(11%)644762(15%) - Net financial expense353367174177 - Maintenance capital expenditures264327144154 - Change in working capital5704144463 - Taxes paid11115074100 - Other cash items (net)1765(5)38 - Free cash flow discontinued operations10(6)(4)(12) Free cash flow after maintenance capital expenditures(121)43N/A217241(10%) - Strategic capital expenditures84394830 Free cash flow (205)5N/A168211(20%)    In millions of U.S. dollars, except percentages. During the quarter, free cash flow plus the proceeds from the divestment of assets in Germany and France were mainly used for the reduction of debt and the payment of the dividend. Our total debt plus perpetual notes during the quarter reflects a negative foreign exchange conversion effect of US$27 million. Information on debt and perpetual note9715522987000s First Quarter Second QuarterSecond Quarter 20192018% var201920192018 Total debt (1)11,048 11,617 (5%)11,231 Currency denomination Short-term7%6%12%U.S. dollar66%66% Long-term93%94%88%Euro24%25% Perpetual notes444 446 (0%)443 Mexican peso1%1% Total debt plus perpetual notes11,492 12,063 (5%)11,673 Other9%8% Cash and cash equivalents304 308 (1%)301 Net debt plus perpetual notes11,187 11,755 (5%)11,372 Interest rate Fixed65%64% Consolidated funded debt (2)10,805 11,229 10,955 Variable35%36% Consolidated leverage ratio (2)4.00 3.86 3.88 Consolidated coverage ratio (2)4.11 4.05 4.28 In millions of U.S. dollars, except percentages and ratios. Includes convertible notes and leases, in accordance with International Financial Reporting Standards (IFRS). Calculated in accordance with our contractual obligations under the 2017 Facilities Agreement, as amended and restated on April 2, 2019. 2018 amounts and ratios are not audited, and were not the actual amounts and ratios reported during 2018 under our Facilities Agreement dated July 2017, and are shown in this document for reference purposes only, giving effect to the adoption of IFRS 16, Leases, as if it had been in effect from January 1, 2018.

Operating results

Consolidated Income Statement & Balance Sheet

CEMEX, S.A.B. de C.V. and Subsidiaries
(Thousands of U.S. dollars, except per ADS amounts)

	January - June				Second Quarter			
INCOME STATEMENT	2019	2018	% var	like-to-like % var	2019	2018	% var	like-to-like % var
Net sales	6,723,896	7,005,819	(4%)	(1%)	3,523,070	3,701,173	(5%)	(3%)
Cost of sales	(4,557,803)	(4,632,351)	2%		(2,352,336)	(2,394,583)	2%	
Gross profit	2,166,093	2,373,468	(9%)	(6%)	1,170,734	1,306,590	(10%)	(9%)
Operating expenses	(1,493,412)	(1,523,164)	2%		(793,881)	(802,095)	1%	
Operating earnings before other expenses, net	672,681	850,304	(21%)	(19%)	376,854	504,495	(25%)	(24%)
Other expenses, net	(86,807)	(33,825)	(157%)		(34,291)	(35,957)	5%	
Operating earnings	585,874	816,479	(28%)		342,562	468,538	(27%)	
Financial expense	(359,146)	(380,104)	6%		(170,035)	(176,542)	4%	
Other financial income (expense), net	(26,234)	61,489	N/A		(27,486)	119,729	N/A	
Financial income	9,786	9,414	4%		5,531	4,692	18%	
Results from financial instruments, net	5,943	59,512	(90%)		(1,707)	25,773	N/A	
Foreign exchange results	(12,239)	18,183	N/A		(16,500)	101,802	N/A	
Effects of net present value on assets and liabilities and others, net	(29,724)	(25,619)	(16%)		(14,810)	(12,538)	(18%)	
Equity in gain (loss) of associates	11,230	13,458	(17%)		10,020	10,132	(1%)	
Income (loss) before income tax	211,724	511,322	(59%)		155,061	421,857	(63%)	
Income tax	(115,174)	(100,979)	(14%)		(53,243)	(48,871)	(9%)	
Profit (loss) of continuing operations	96,550	410,343	(76%)		101,818	372,986	(73%)	
Discontinued operations	121,471	7,273	1570%		62,102	10,466	493%	
Consolidated net income (loss)	218,022	417,616	(48%)		163,920	383,452	(57%)	
Non-controlling interest net income (loss)	24,633	21,578	14%		9,366	7,674	22%	
Controlling interest net income (loss)	193,389	396,039	(51%)		154,554	375,778	(59%)	
Operating EBITDA	1,204,976	1,359,656	(11%)	(10%)	644,464	761,664	(15%)	(14%)
Earnings (loss) of continued operations per ADS	0.05	0.25	(81%)		0.06	0.24	(75%)	
Earnings (loss) of discontinued operations per ADS	0.08	0.00	1578%		0.04	0.01	491%	

	As of June 30		
BALANCE SHEET	2019	2018	% var
Total assets	28,970,211	29,638,549	(2%)
Cash and cash equivalents	304,222	308,261	(1%)
Trade receivables less allowance for doubtful accounts	1,718,444	1,809,637	(5%)
Other accounts receivable	330,797	286,408	15%
Inventories, net	1,089,136	1,020,267	7%
Assets held for sale	236,848	95,771	147%
Other current assets	157,124	167,897	(6%)
Current assets	3,836,571	3,688,242	4%
Property, machinery and equipment, net	11,958,102	12,517,455	(4%)
Other assets	13,175,539	13,432,853	(2%)
Total liabilities	17,916,592	18,689,755	(4%)
Current liabilities	5,201,207	5,055,358	3%
Long-term liabilities	9,159,619	9,347,161	(2%)
Other liabilities	3,555,767	4,287,236	(17%)
Total stockholder's equity	11,053,619	10,948,794	1%
Non-controlling interest and perpetual instruments	1,542,739	1,564,016	(1%)
Total controlling interest	9,510,880	9,286,859	2%

2019 Second Quarter Results Page 7

Operating results

Operating Summary per Country

In thousands of U.S. dollars

	January - June				Second Quarter			
				like-to-like				like-to-like
NET SALES	2019	2018	% var	% var	2019	2018	% var	% var
Mexico	1,458,897	1,668,338	(13%)	(12%)	752,462	867,605	(13%)	(14%)
U.S.A.	1,910,438	1,844,376	4%	4%	1,032,365	988,855	4%	4%
South, Central America and the Caribbean	850,299	916,435	(7%)	(2%)	423,660	461,621	(8%)	(3%)
Europe	1,653,104	1,700,307	(3%)	4%	885,112	952,345	(7%)	(2%)
Asia, Middle East and Africa	685,113	728,335	(6%)	(5%)	338,580	353,366	(4%)	(5%)
Others and intercompany eliminations	*166,046*	*148,029*	*12%*	*14%*	*90,890*	*77,379*	*17%*	*17%*
TOTAL	6,723,896	7,005,819	(4%)	(1%)	3,523,070	3,701,173	(5%)	(3%)

GROSS PROFIT								
Mexico	753,716	904,159	(17%)	(16%)	380,630	467,928	(19%)	(20%)
U.S.A.	480,596	507,159	(5%)	(6%)	281,998	299,008	(6%)	(6%)
South, Central America and the Caribbean	308,428	334,389	(8%)	(3%)	149,915	168,397	(11%)	(6%)
Europe	424,091	417,890	1%	8%	260,902	267,480	(2%)	3%
Asia, Middle East and Africa	183,781	207,613	(11%)	(11%)	96,848	102,774	(6%)	(7%)
Others and intercompany eliminations	*15,482*	*2,259*	*585%*	*718%*	*441*	*1,002*	*(56%)*	*(56%)*
TOTAL	2,166,093	2,373,468	(9%)	(6%)	1,170,734	1,306,590	(10%)	(9%)

OPERATING EARNINGS BEFORE OTHER EXPENSES, NET								
Mexico	422,555	555,587	(24%)	(23%)	205,726	284,374	(28%)	(29%)
U.S.A.	108,661	154,847	(30%)	(30%)	80,589	115,608	(30%)	(30%)
South, Central America and the Caribbean	147,495	171,992	(14%)	(11%)	69,190	88,213	(22%)	(19%)
Europe	80,256	41,369	94%	106%	82,073	67,184	22%	29%
Asia, Middle East and Africa	67,644	83,834	(19%)	(19%)	33,507	36,733	(9%)	(9%)
Others and intercompany eliminations	*(153,930)*	*(157,325)*	*2%*	*(1%)*	*(94,231)*	*(87,617)*	*(8%)*	*(8%)*
TOTAL	672,681	850,304	(21%)	(19%)	376,854	504,495	(25%)	(24%)

2019 Second Quarter Results Page 8

Operating results

Operating Summary per Country

EBITDA in thousands of U.S. dollars. EBITDA margin as a percentage of net sales.

	January - June				Second Quarter			
OPERATING EBITDA	2019	2018	% var	like-to-like % var	2019	2018	% var	like-to-like % var
Mexico	499,773	629,055	(21%)	(20%)	244,575	320,992	(24%)	(25%)
U.S.A.	314,066	341,321	(8%)	(8%)	184,441	210,617	(12%)	(12%)
South, Central America and the Caribbean	195,242	219,702	(11%)	(7%)	92,576	112,398	(18%)	(14%)
Europe	203,218	167,836	21%	29%	143,920	130,934	10%	16%
Asia, Middle East and Africa	107,458	123,054	(13%)	(12%)	53,855	56,821	(5%)	(6%)
Others and intercompany eliminations	*(114,782)*	*(121,314)*	*5%*	*1%*	*(74,902)*	*(70,098)*	*(7%)*	*(8%)*
TOTAL	1,204,976	1,359,656	(11%)	(10%)	644,464	761,664	(15%)	(14%)

OPERATING EBITDA MARGIN				
Mexico	34.3%	37.7%	32.5%	37.0%
U.S.A.	16.4%	18.5%	17.9%	21.3%
South, Central America and the Caribbean	23.0%	24.0%	21.9%	24.3%
Europe	12.3%	9.9%	16.3%	13.7%
Asia, Middle East and Africa	15.7%	16.9%	15.9%	16.1%
TOTAL	17.9%	19.4%	18.3%	20.6%

2019 Second Quarter Results Page 9

Operating results

Volume Summary

Consolidated volume summary

Cement and aggregates: Thousands of metric tons.

Ready-mix: Thousands of cubic meters.

	January - June			Second Quarter		
	2019	2018	% var	2019	2018	% var
Consolidated cement volume [1]	31,272	34,230	(9%)	16,339	18,329	(11%)
Consolidated ready-mix volume	24,914	25,671	(3%)	13,007	13,640	(5%)
Consolidated aggregates volume	70,140	69,734	1%	36,947	37,483	(1%)

Per-country volume summary

DOMESTIC GRAY CEMENT VOLUME	January - June 2019 vs. 2018	Second Quarter 2019 vs. 2018	Second Quarter 2019 vs. First Quarter 2019
Mexico	(16%)	(17%)	8%
U.S.A.	(3%)	(3%)	17%
South, Central America and the Caribbean	(3%)	(4%)	2%
Europe	(0%)	(9%)	21%
Asia, Middle East and Africa	(14%)	(14%)	(1%)

READY-MIX VOLUME			
Mexico	(15%)	(17%)	4%
U.S.A.	2%	3%	14%
South, Central America and the Caribbean	(5%)	(5%)	(5%)
Europe	2%	(4%)	19%
Asia, Middle East and Africa	(5%)	(3%)	(5%)

AGGREGATES VOLUME			
Mexico	(12%)	(17%)	(1%)
U.S.A.	7%	9%	15%
South, Central America and the Caribbean	(12%)	(11%)	(2%)
Europe	5%	(1%)	18%
Asia, Middle East and Africa	(6%)	(3%)	4%

[1] Consolidated cement volume includes domestic and export volume of gray cement, white cement, special cement, mortar and clinker.

2019 Second Quarter Results Page 10

Operating results

Price Summary

Variation in U.S. dollars

DOMESTIC GRAY CEMENT PRICE	January - June 2019 vs. 2018	Second Quarter 2019 vs. 2018	Second Quarter 2019 vs. First Quarter 2019
Mexico	2%	3%	(1%)
U.S.A.	4%	4%	3%
South, Central America and the Caribbean (*)	(4%)	(4%)	(0%)
Europe (*)	(1%)	1%	(0%)
Asia, Middle East and Africa (*)	10%	10%	0%

READY-MIX PRICE			
Mexico	2%	4%	0%
U.S.A.	3%	3%	1%
South, Central America and the Caribbean (*)	(7%)	(7%)	(3%)
Europe (*)	(2%)	0%	(3%)
Asia, Middle East and Africa (*)	(1%)	1%	2%

AGGREGATES PRICE			
Mexico	2%	4%	3%
U.S.A.	2%	3%	3%
South, Central America and the Caribbean (*)	(4%)	(5%)	(2%)
Europe (*)	(3%)	(2%)	(5%)
Asia, Middle East and Africa (*)	1%	4%	1%

Variation in Local Currency

DOMESTIC GRAY CEMENT PRICE	January - June 2019 vs. 2018	Second Quarter 2019 vs. 2018	Second Quarter 2019 vs. First Quarter 2019
Mexico	3%	2%	(1%)
U.S.A.	4%	4%	3%
South, Central America and the Caribbean (*)	2%	3%	1%
Europe (*)	5%	6%	1%
Asia, Middle East and Africa (*)	9%	7%	(1%)

READY-MIX PRICE			
Mexico	4%	3%	0%
U.S.A.	3%	3%	1%
South, Central America and the Caribbean (*)	(0%)	1%	(1%)
Europe (*)	5%	5%	(1%)
Asia, Middle East and Africa (*)	1%	1%	1%

AGGREGATES PRICE			
Mexico	3%	3%	3%
U.S.A.	2%	3%	3%
South, Central America and the Caribbean (*)	4%	4%	0%
Europe (*)	3%	3%	(3%)
Asia, Middle East and Africa (*)	4%	4%	0%

(*) Price variation in U.S. dollars calculated on a volume-weighted-average basis; price variation in local currency calculated on a volume-weighted-average basis at constant foreign-exchange rates

2019 Second Quarter Results Page 11

Other information

Derivative instruments

The following table shows the notional amount for each type of derivative instrument and the aggregate fair market value for all of CEMEX's derivative instruments as of the last day of each quarter presented.

	Second Quarter				First Quarter	
	2019		2018		2019	
Millions of U.S. dollars	Notional Amount	Fair Value	Notional Amount	Fair Value	Notional Amount	Fair Value
Exchange rate derivatives [(1)]	1,272	(34)	1,247	42	1,524	(23)
Equity related derivatives [(2)(5)]	103	6	168	31	111	7
Interest rate swaps [(3)]	1,121	(32)	1,132	6	1,126	(16)
Fuel derivatives [(4)]	105	(2)	54	20	104	(1)
	2,601	(62)	2,601	99	2,865	(33)

(1) *Exchange rate derivatives are used to manage currency exposures that arise from the regular operations and from forecasted transactions.*

(2) *Equity derivatives related to options on the Parent Company's own shares and to forwards, net of cash collateral, over the shares of Grupo Cementos de Chihuahua, S.A.B. de C.V.*

(3) *Interest-rate swap derivatives related to our long-term energy contracts and to bank loans with a nominal amount of US$1,000 million.*

(4) *Forward contracts negotiated to hedge the price of the fuel consumed in certain operations.*

(5) *As required by IFRS, the equity related derivatives fair market value as of June 30, 2018 includes a liability of US$8 million, relating to an embedded derivative in CEMEX's mandatorily convertible securities.*

Under IFRS, companies are required to recognize all derivative financial instruments on the balance sheet as assets or liabilities, at their estimated fair market value, with changes in such fair market values recorded in the income statement, except when transactions are entered into for cash-flow-hedging purposes, in which case changes in the fair market value of the related derivative instruments are recognized temporarily in equity and then reclassified into earnings as the inverse effects of the underlying hedged items flow through the income statement, and/or transactions related to net investment hedges, in which case changes in fair value are recorded directly in equity as part of the currency translation effect, and are reclassified to the income statement only upon disposal of the net investment. As of June 30, 2019, in connection with the fair market value recognition of its derivatives portfolio, CEMEX recognized increases in its assets and liabilities resulting in a net liability of US$62 million.

Equity-related information

One CEMEX ADS represents ten CEMEX CPOs. One CEMEX CPO represents two Series A shares and one Series B share. The following amounts are expressed in CPO-equivalent terms.

Beginning-of-quarter outstanding CPO-equivalents	14,983,186,249
Stock-based compensation	25,052,980
End-of-quarter outstanding CPO-equivalents	15,008,239,229

For purposes of this report, outstanding CPO-equivalents equal the total number of A and B shares outstanding as if they were all held in CPO form less CPOs held in subsidiaries, which as of June 30, 2019 were 20,541,277.

CEMEX also has outstanding mandatorily convertible securities which, upon conversion in November of 2019, will increase the number of CPOs outstanding by approximately 236 million, subject to antidilution adjustments.

Change in reporting currency to U.S. dollar

In its quarterly report to the Mexican Stock Exchange (*Bolsa Mexicana de Valores*) for the three-month period ended March 31, 2019, CEMEX informed that based on International Accounting Standard 21, *The Effects of Changes in Foreign Exchange Rates* ("IAS 21") under International Financial Reporting Standards ("IFRS") and with the authorization of CEMEX, S.A.B. de C.V.'s Board of Directors, considering the previous favorable opinion of its Audit Committee, CEMEX changed its reporting currency prospectively from the Mexican peso to the United States dollar (the "U.S. dollar") beginning on March 31, 2019 and for each subsequent period; and established that the new presentation currency is preferable considering several factors described in such report.

The change in reporting currency does not affect the impact of CEMEX's transactions in its financial statements, does not affect negatively or positively our financial position, does not constitute any form of foreign exchange hedge for balances denominated or transactions incurred in U.S. dollars or other currencies and does not change in any form the several functional currencies used in each unit within CEMEX.

2019 Second Quarter Results Page 12

Newly issued IFRS effective in 2019 IFRS 16, Leases (“IFRS 16”) In summary, beginning January 1, 2019, IFRS 16 requires a lessee to recognize, for all leases, allowing exemptions in case of leases with a term of less than 12 months or when the underlying asset is of low value, assets for the right-of-use the underlying asset against a corresponding financial liability, representing the net present value of estimated lease payments under the contract. Under this model, the lessee recognizes amortization of the right-of-use asset and interest on the lease liability. After concluding the inventory and measurement of its leases as of January 1, 2017, which have been further remeasured during 2019 for minor findings and corrections for not significant amounts, CEMEX adopted IFRS 16 using the full retrospective approach by means of which it determined an opening cumulative effect in its statement of financial position as of January 1, 2017 as follows: (Millions of U.S. dollars) As of January 1, 2017 Assets for the right-of-use (1)$1,360 Deferred tax assets 31 Lease financial liabilities 1,474 Deferred tax liabilities 0 Retained earnings (2)$(83) Includes US$24 million of property, plant and equipment reclassified to assets for the right-of-use related to financial leases at the date of adoption. The initial effect in retained earnings refers to a temporary difference between the straight-line amortization expense of the right-of-use asset and the amortization of the financial liability under the effective interest rate method since origination of the contracts. This difference will reverse over the remaining term of the contracts. CEMEX modified the previously reported income statement for the six-month period ended June 30, 2018 to give effect to the retrospective adoption of IFRS 16, as follows: SELECTED INFORMATION INCOME STATEMENTAs originally reported (3) As modified (Millions of U.S. dollars)Jan-Jun Second QuarterJan-JunSecond Quarter Revenues7,006 3,7017,0063,701 Cost of sales(4,645) (2,401)(4,632)(2,395) Operating expenses(1,534) (808)(1,523)(802) Other (expenses) income, net(34) (36)(34)(36) Financial (expenses) income and others, net(269) (29)(305)(47) Earnings before income tax523 427511422 Income tax(103) (50)(101)(49) Earnings from continuing operations421 377410373 Original income statement excludes discontinued operations of the Baltic and Nordic, French and German assets and the operating segment in Brazil and it was prepared to present the information before the adoption of IFRS 16. As of June 30, 2019 and December 31, 2018, assets for the right-of-use amounted to US$1,148 million and US$1,234 million, respectively. In addition, financial liabilities related to lease contracts amounted to US$1,183 million as of June 30, 2019 and US$1,194 million as of December 31, 2018 and were included within “Other financial liabilities.” Discontinued operations and other disposal groups Discontinued operations On June 28, 2019, after obtaining customary authorizations, CEMEX closed with several counterparties the sale of its ready-mix and aggregates business in the central region of France for an aggregate price of approximately €31.8 million. CEMEX’s operations of these disposed assets in France for the period from January 1 to June 28, 2019 and for the six-month period ended June 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of approximately US$3 million, which includes the recycling to the income statement of currency translation effects of approximately US$4 million accrued in equity until the date of disposal and a proportional allocation of goodwill related to this reporting segment of US$22 million. On May 31, 2019, CEMEX concluded the sale of its aggregates and ready-mix assets in the North and North-West regions of Germany to GP Günter Papenburg AG for approximately €87 million. The assets divested in Germany consist of 4 aggregates quarries and 4 ready-mix facilities in North Germany, and 9 aggregates quarries and 14 ready-mix facilities in North-West Germany. CEMEX’s operations of these disposed assets for the period from January 1 to May 31, 2019 and for the six-month period ended June 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of approximately US$59 million, which includes the recycling to the income statement of currency translation effects of approximately US$8 million accrued in equity until the date of disposal. On March 29, 2019, CEMEX closed the sale of assets in the Baltics and Nordics to the German building materials group SCHWENK, for a price equivalent to approximately US$387 million. The Baltic assets divested consisted of one cement production plant in Broceni with a production capacity of approximately 1.7 million tons, four aggregates quarries, two cement quarries, six ready-mix plants, one marine terminal and one land distribution terminal in Latvia. The assets divested also included CEMEX’s approximate 38% indirect interest in one cement production plant in Akmene in Lithuania, with a production capacity of approximately 1.8 million tons, as well as the exports business to Estonia. The Nordic assets divested consisted of three import terminals in Finland, four import terminals in Norway and four import terminals in Sweden. CEMEX’s operations of these disposed assets for the period from January 1 to March 29, 2019 and for the six-month period ended June 30, 2018 are reported net of tax in the single line item “Discontinued operations,” generating in 2019 a gain on sale of approximately US$66 million, which includes the recycling to the income statement of currency translation effects of approximately US$31 million accrued in equity until the date of disposal. On September 27, 2018, after receiving the corresponding authorizations by local authorities, CEMEX concluded the disposal of its construction materials operations in Brazil to Votorantim Cimentos N/NE S.A., comprised mainly of a fluvial cement distribution terminal located in Manaus, Amazonas state and its operating license. The selling price was approximately US$31 million including working capital adjustments and before withholding taxes. CEMEX’s operations for its operating segment in Brazil for the six-month period ended June 30, 2018 are reported net of tax in the single line item “Discontinued operations.” The following table presents condensed combined information of the income statements of CEMEX’s discontinued operations of: a) the French assets for the period from January 1 to June 28, 2019 and for the six-month period ended June 30, 2018, b) the German assets for the period from January 1 to May 31, 2019 and for the six-month period ended June 30, 2018, c) the Baltic and Nordic assets for the period from January 1 to March 29, 2019 and for the six-month period ended June

30, 2018, and d) the operating segment in Brazil for the six-month period ended June 30, 2018: INCOME STATEMENT    Jan-Jun Second Quarter (Millions of U.S. dollars)2019201820192018 Sales9719031111 Cost of sales and operating expenses(100)(180)(31)(100) Other expenses, net10(0)(0) Interest expense, net and others0(3)0(1) Income (loss) before income tax(2)7010 Income tax0000 Net income (loss)(2)7010 Non-controlling interest net income 0000 Controlling interest net income (2)7010 Net gain on sale1230620 Discontinued operations12176210    Assets held for sale and related liabilities On March 29, 2019, CEMEX announced it has signed final agreements with Çimsa Çimento Sanayi Ve Ticaret A.Ş., to divest CEMEX’s white cement business, including its Buñol cement plant in Spain, for approximately US$180 million. CEMEX currently expects it could close this divestment during the second half of 2019. The proposed divestment does not include CEMEX’s white cement business in Mexico as well as the investment in Lehigh White Cement in the U.S. As of June 30, 2019, assets and liabilities related to the transaction described above are presented in the statement of financial position in the line items of “Assets held for sale” and “Liabilities directly related to assets held for sale,” respectively. At the same date discontinued operations treatment is under assessment.

Definitions of terms and disclosures

Methodology for translation, consolidation, and presentation of results

Under IFRS, CEMEX translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement. Beginning on March 31, 2019 and for each subsequent period CEMEX reports its consolidated results in U.S. dollars.

Breakdown of regions

The South, Central America and the Caribbean region includes CEMEX's operations in Argentina, Bahamas, Colombia, Costa Rica, the Dominican Republic, El Salvador, Guatemala, Haiti, Jamaica, Trinidad & Tobago, Barbados, Nicaragua, Panama, Peru, and Puerto Rico, as well as trading operations in the Caribbean region.

Europe includes operations in Spain, Croatia, the Czech Republic, France, Germany, Poland, and the United Kingdom.

The Asia, Middle East and Africa region includes operations in the United Arab Emirates, Egypt, Israel and the Philippines.

Definition of terms

Free cash flow equals operating EBITDA minus net interest expense, maintenance and strategic capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

l-t-l (like to like) on a like-to-like basis adjusting for currency fluctuations and for investments/divestments when applicable.

Maintenance capital expenditures equals investments incurred for the purpose of ensuring the company's operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net debt equals total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Operating EBITDA equals operating earnings before other expenses, net, plus depreciation and operating amortization.

pp equals percentage points

Prices all references to pricing initiatives, price increases or decreases, refer to our prices for our products

Strategic capital expenditures equals investments incurred with the purpose of increasing the company's profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Working capital equals operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating payables.

% var percentage variation

Earnings per ADS

Please refer to page 2 for the number of average ADSs outstanding used for the calculation of earnings per ADS.

According to the IAS 33 Earnings per share, the weighted-average number of common shares outstanding is determined considering the number of days during the accounting period in which the shares have been outstanding, including shares derived from corporate events that have modified the stockholder's equity structure during the period, such as increases in the number of shares by a public offering and the distribution of shares from stock dividends or recapitalizations of retained earnings and the potential diluted shares (Stock options, Restricted Stock Options and Mandatory Convertible Shares). The shares issued because of share dividends, recapitalizations and potential diluted shares are considered as issued at the beginning of the period.

Exchange rates	January - June		Second Quarter		Second Quarter	
	2019	2018	2019	2018	2019	2018
	Average	Average	Average	Average	End of period	End of period
Mexican peso	19.26	19.05	19.25	19.51	19.21	19.92
Euro	0.8857	0.8291	0.8907	0.8459	0.8797	0.8561
British pound	0.7726	0.7292	0.7846	0.7452	0.7877	0.7573

Amounts provided in units of local currency per U.S. dollar.

2019 Second Quarter Results Page 15